FULLER, TUBB, BICKFORD & KRAHL	OF COUNSEL:
THOMAS J. KENAN
ATTORNEYS AT LAW	kenan@ftpslaw.com

August 11, 2008

William Thompson, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549-3561

ATTENTION ANTHONY WATSON, STAFF ACCOUNTANT

Re:	Internet Infinity, Inc.
Form 10-KSB for Fiscal Year Ended March 31, 2007
Forms 10-QSB for Fiscal Quarters Ended June 30, 2007, September 30, 2007 and December 31, 2007
Filed July 3, 2007, August 10, 2007, November 14, 2007 and February 19, 2008
File No. 0-27633

Dear Mr. Thompson:

As counsel to Internet Infinity, Inc., I enclose Amendment No. 1 to its Form 10-KSB for Fiscal Year Ended March 31, 2007, and Amendment No. 1 to its Forms 10-QSB for Fiscal Quarters Ended June 30, 2007, September 30, 2007 and December 31, 2007 in accordance with the instructions in your letter dated February 26, 2008. The following responses are made to your seven comments. The responses are keyed to your comments.

We are providing by FedEx, as courtesy copies, three redlined copies as well as three plain copies of the filed version of the amendment.

Form 10-KSB for Fiscal Year Ended March 31, 2007

Statements of Operations, page 11

1. Please tell us what consideration you gave to recording the gains on the settlement of related party debt obligations as capital transactions as opposed to income. Refer to paragraph 20, footnote 1, of APB 26.

201 ROBERT S. KERR AVENUE, SUITE 1000, OKLAHOMA CITY, OK 73102
405.235.2575 ║ FAX 405.232.2384

William Thompson
August 11, 2008

Response

During 2006 the company recorded a gain of $90,426 in other income related to settlement of a related party debt that should have been recorded as equity. We have reclassified this amount from retained earnings into paid-in capital on our most recent filings.

Statements of Cash Flows, page 13

2. Please explain to us how you presented gains on the settlement of debts and interest incurred but not paid on amounts due to officer in the statement and why your presentation and classification complies with SFAS 95. It is unclear to us whether these amounts are presented as adjustments to reconcile net loss to net cash used in operating activities. Refer to paragraph 28 of SFAS 95 and footnote 12 thereto.

Response

There was no gain on settlement of debts and interest incurred but not paid on amounts due to officer as referred to above.

3. It appears that proceeds from notes payable - related party represents non-cash operating expenses and should be reflected in cash flows from operating activities. Please tell us why your presentation complies with the guidance in SFAS 95. Additionally, we note that changes in amounts due to related company classified as cash flows from operating activities in the statement are classified as cash flows from financing activities in your report on Form 10-QSB for the nine months ended December 31, 2007. Please explain to us why each of these cash flow classifications is appropriate. Refer to paragraphs 15-32 of SFAS 95.

Response

We believe that the proceeds from notes payable - related party represent non-cash operating expenses and should be reflected as shown in financing activities. SFAS 95 paragraph 19 states that, “Financing activities include obtaining resources from owners.”

Item 8A. Controls and Procedures, page 25

4. We note that the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures makes reference to providing reasonable assurances regarding the information that is required to be disclosed in the reports you file or submit under the Exchange Act. Please revise to remove the reference to the level of assurance or disclose, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Similarly revise the disclosure in your reports on Form 10-QSB. Please refer to Item 307 of Regulation S-B and Part II.F.4 of Final Rule Release 33-8238.

William Thompson
August 11, 2008

Response

We have revised the disclosure under this heading to state that the disclosure controls and procedures are designed to provide reasonable assurances of achieving their objectives. We have also revised the similar disclosures on Form 10-QSB.

5. Please revise your disclosure regarding changes in internal control over financial reporting to identify any changes that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Similarly revise the disclosure in your reports on Forms 10-QSB. Refer to Item 308(c) of Regulation S-B.

Response

We have added a disclosure under a new sub-heading “Internal control over financial reporting” that discloses, among other things, that there were no changes in our internal control over financial reporting that occurred in our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have similarly revised the disclosure in our reports on Form 10-QSB.

Exhibits 31 and 31.1

6. Please revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-B. In particular, references to the “registrant” and “registrant’s” should be replaced with “small business issuer” or “small business issuer’s,” as appropriate, in paragraph 3, 4 and 5, the reference to “this quarterly report” in paragraph 4a should be replaced with “this report” and the parenthetical language in paragraph 4d should refer to the fourth quarter in the case of an “annual report” as opposed to “quarterly report.” Please make conforming revisions to the certifications included in your reports on Form 10-QSB.

Response

Exhibits 31 and 31.1 have been revised as requested to read exactly as set forth in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for Fiscal Quarter Ended December 31, 2007

Note 6. Related Entities Transactions, page F-11

7. Reference is made to your disclosure in Form 8-K filed October 15, 2007. Please tell us how you accounted for the exchange of the related party note and explain to us in detail why your accounting treatment is appropriate. Refer to EITF 96-19, EITF 05-7, EITF 06-6 and EITF 05-1, as applicable. Also disclose the conversion terms of the exchange note in the notes to financial statements. Refer to SFAS 129.

William Thompson
August 11, 2008

Response

We believe that your comment ostensibly relates to the computation of a beneficial conversion feature that does not exist in the note as computed.

Please contact the undersigned regarding any questions concerning the above. If there are questions or matters that could be resolved more effectively by telephone, please call me at (405) 235-2575. My fax number is (405) 232-8384.

Very truly yours,

/s/ Thomas J. Kenan

Thomas J. Kenan

Enclosures

Copy:	Roger Casas (w/enclosures)
George Morris (w/enclosures)
Kabani & Company (w/enclosures)